

VF 3805

A4 3-2-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 2 2005

SEC FILE NUMBER
8- 53532

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___ AND ENDING__December 31, 2004__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    DENNING & COMPANY LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

ONE CALIFORNIA STREET, SUITE 2800
                          (No. and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    PAUL DENNING   (415) 399-3939
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
                (Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311, LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____PAUL DENNING_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____DENNING & COMPANY LLC_____ , as
of _____DECEMBER 31_____, 20_04___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE
_____

_____

_____
Signature

PRESIDENT / CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~
Independent auditor's report on internal accounting control.
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311
Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Member
Denning & Company LLC
San Francisco, California

We have audited the statement of financial condition of Denning & Company LLC as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denning & Company LLC, as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

CERTIFIED PUBLIC ACCOUNTANTS

January 27, 2005

DENNING & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 707,659
Accounts receivable	6,823,466
Prepaid expenses	34,541
Unfunded pension obligation	23,372
Other current assets	8,826
Furniture and equipment, net of accumulated depreciation of $ 19,822	44,200
	$ 7,642,064

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Bank overdraft	$ 31,124
Accounts payable and accrued expenses	37,620
State taxes payable	11,790
Pension plan payable	366,460
Total liabilities	446,994
Member's equity	7,195,070
	$ 7,642,064

DENNING & COMPANY LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

REVENUES

Investment banking and advisory fees	$ 9,079,301
Interest income	3,875
Gain on foreign currency translation	136,272
	9,219,448

EXPENSES

Compensation	933,302
Pension cost	353,011
Professional fees	35,587
Rent	68,889
Travel	104,285
Telephone	18,820
Regulatory fees	7,352
Other operating expenses	80,178
	1,601,424
INCOME BEFORE INCOME TAXES	7,618,024
INCOME TAXES	12,590
NET INCOME	$ 7,605,434

DENNING & COMPANY LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2004

Balance, December 31, 2003	$ 735,314
Net income	7,605,434
Distributions	(1,145,678)
Balance, December 31, 2004	$ 7,195,070

See notes to financial statements.

DENNING & COMPANY LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 7,605,434
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,779
Change in assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	(6,263,466)
Prepaid expenses	(6,989)
Unfunded pension obligation	(23,372)
Other current assets	(2,825)
(Decrease) increase in:	
Bank overdraft	31,124
Accounts payable and accrued expenses	20,140
State taxes payable	11,790
Pension plan payable	366,460
Net adjustments	(5,860,359)
Net cash provided by operating activities	1,745,075
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash payments for purchase of equipment	(2,158)
Net cash used by investing activities	(2,158)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(1,145,678)
Net cash used by financing activities	(1,145,678)
NET INCREASE IN CASH AND CASH EQUIVALENTS	597,239
CASH AND CASH EQUIVALENTS, December 31, 2003	110,420
CASH AND CASH EQUIVALENTS, December 31, 2004	$ 707,659

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 800
	Interest	$ 0

See notes to financial statements.

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

     Denning & Company LLC (the Company) was formed as a Limited Liability Company in California in June, 2001, with a termination date of December 31, 2021. Under this form of organization, the members are not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission in October, 2001, and became licensed with the National Association of Securities Dealers in January, 2002. The Company engages in private equity advisory services on a fee basis.

Accounting

     These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Receivables

     The Company considers receivables to be fully collectible and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture and Equipment

     Equipment purchases greater than $ 500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Foreign Currency Translation

     For significant non-U.S. transactions, the functional currency is the Euro. Revenues earned are translated into U.S. dollars using the exchange rate on the date the revenue is earned. Accounts receivable are adjusted into U.S. dollars using the year end exchange rate.

NOTE A – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Private equity advisory fees are recognized as revenue when earned per fee contract or the success of a predetermined event.

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who maintain a special account for the exclusive benefit of customers.

NOTE B – Accounts Receivable

A portion of accounts receivable at December 31, 2004 have payment terms in excess of one year. The amounts due in excess of one year have been discounted at an effective rate of 5.25%. The discount will be amortized over the payment term.

Accounts receivable at December 31, 2004, consist of the following:

Receivable from customers – due 2005	$ 4,238,239
Receivable from customers – due 2006	2,804,811
Less unamortized discount for receivables due in 2006	(219,584)
Present value of receivables due in 2006	2,585,227
	$ 6,823,466

At December 31, 2004, a gain on foreign currency translation related to accounts receivable in the functional currency of $136,272 in included in the statement of operations.

NOTE C – Defined Benefit Pension Plan

In 2002, the Company established a qualified, noncontributory defined benefit pension plan covering all of its employees. The benefits are based on each employee's years of service and average annual compensation over the three highest consecutive plan years. An employee becomes fully vested upon completion of six years of qualifying service. Member benefit accruals were frozen December 31, 2003 in order to reduce the 2003 funding obligations. On January 1, 2004, by plan amendment, benefit accruals were unfrozen for all participants and the plan benefit percentage was increased from 200% to 500%. Prior service cost of $248,679 was established at January 1, 2004. These costs are being amortized to periodic pension cost resulting in an increase of $ 82,893 which is included in the 2004 periodic pension cost of $353,011.

The Company's funding policy is to contribute based on actuarial computations and the funded status of the plan. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following sets forth the plan's funded status and amounts recognized in the Company's statement of financial position at December 31, 2004:

Benefit obligation	$ (743,881)
Fair value of plan assets	240,059
Funded status	(503,882)
Unrecognized net loss	(5,052)
Unrecognized prior service cost	165,786
Additional minimum liability	(23,372)
Pension plan payable	$ (366,460)
Intangible asset	$ 23,372

The assumed discount rate used to measure the projected benefit obligation is 5%, the rate of increase in future compensation levels is 4% and the expected long-term rate of return on assets is 5%.

Plan assets at December 31, 2004 were made up entirely of interest bearing money market accounts. The long-term rate of return on assets was determined by reducing the December, 2004 corporate bond weighted average interest rate by approximately 1%.

No employer contributions were made in 2004. Benefits paid during 2004 were $5,321.

NOTE C – Defined Benefit Pension Plan (continued)

The benefits expected to be paid in each of the next 10 years are as follows:

2005 through 2006	$ 0
2007	$ 1,110,000
2008 through 2014	$ 0

The plan is not expected to continue beyond 2007.

NOTE D – Concentrations of Credit Risk

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company's uninsured cash balances totaled $ 740,641.

Due to the nature of the investment banking and advisory business, the Company's revenue during the year was generated from 6 customers, of which 30% was earned from one customer.

NOTE E – Lease Commitments

The Company rents its office space on a month to month basis. Rent expense for 2004 of $68,889 is included in the statement of operations.

NOTE F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company's net capital is $ 260,665, which is $ 230,864, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 1.71 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

DENNING & COMPANY LLC

COMPUTATION OF NET CAPITAL

December 31, 2004

NET CAPITAL

Member's equity	$ 7,195,070
Less nonallowable assets:	
Accounts receivable	(6,823,466)
Prepaid expenses	(34,541)
Unfunded pension obligation	(23,372)
Other current assets	(8,826)
Furniture and equipment, net	(44,200)
Total adjustments	(6,934,405)
NET CAPITAL	$ 260,665

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Bank overdraft	$ 31,124
Accounts payable and accrued expenses	37,620
State taxes payable	11,790
Pension plan payable	366,460
	$ 446,994

COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS

Minimum net capital requirement	
(6-2/3 % of aggregate indebtedness)	$ 29,801
Net capital in excess of minimum requirement	$ 230,864
Ratio of aggregate indebtedness to net capital	1.71 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 275,100
Audit adjustments: Accounts payable	10,804
State taxes payable	(11,790)
Pension plan payable	(13,449)
Net capital as reported herein	$ 260,665
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 432,559
Audit adjustments to: Accounts payable	(10,804)
State taxes payable	11,790
Pension plan payable	13,449
Aggregate indebtedness, as reported herein	$ 446,994

These differences result in a ratio of aggregate indebtedness to net capital of 1.71 to 1.0 rather than 1.57 to 1.0 as previously reported.

DENNING & COMPANY LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

December 31, 2004

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

December 31, 2004

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311
Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 27, 2005

To the Member
Denning & Company LLC
San Francisco, California

     We have audited the financial statements of Denning & Company LLC for the year ended December 31, 2004 and have issued our report thereon dated January 27, 3005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

     Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Denning & Company LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

     The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

To the Member
Denning & Company LLC
January 27, 2003
Page Two

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Accordingly, we do not express an opinion on the system of internal accounting control of Denning & Company LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS